Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

On October 28, 2019, Progenics Pharmaceuticals, Inc. issued the following press release in response to a report issued by Institutional Shareholder Services:

Progenics Strongly Agrees With ISS Recommendation that Velan Group

SHOULD NOT Get Majority Control of the Board of Directors

ISS Recognizes that Shareholders Should Have Full Information About the Lantheus Transaction Before Making Significant Decisions About the Company

Progenics Urges Shareholders to Protect the Value of Their Investment by Revoking Consent to ALL of Velan’s Proposals

NEW YORK – October 28, 2019 – Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX) (“Progenics” or the “Company”), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following statement in response to a report issued by Institutional Shareholder Services (“ISS”) regarding the consent solicitation from Velan Capital L.P. (“Velan”) that seeks to obtain five board seats and control of the Company without paying an appropriate premium:

We are pleased that ISS has recognized that Velan is overreaching in its attempts to take majority control of Progenics and its Board of Directors without paying shareholders a premium, particularly before all shareholders have complete information regarding the transaction with Lantheus Holdings, Inc. (NASDAQ:LNTH) (“Lantheus”).

However, by recommending that Velan receive minority representation on the Progenics Board of Directors, including immediate removal of CEO Mark Baker, ISS may be causing more harm to shareholders than it anticipates. This recommendation may lead to:

●	a Board of Directors that may segregate into opposite and potentially hostile camps,
●	an immediate absence of leadership for Progenics at a critical time both strategically and operationally for the Company,
●	a search for a new CEO that could be rancorous and protracted, and
●	disruption in the Company’s business, further delay in its commercial and clinical development programs, and potential near-term loss of critical employees.

All of that being said, Progenics is pleased to see that ISS agrees with it on several points:

●	ISS agrees with Progenics that Velan SHOULD NOT gain majority control of the Board of Directors.

Velan is overreaching in its demands for majority control of the Progenics Board and management team, without paying shareholders a premium. In ISS’ own words, voting for the majority dissident slate presents “longer-term risks related to execution.”[1]

The Progenics’ Board heard the call for change at the 2019 Annual Meeting and has taken appropriate and responsive steps since that time, including reconstituting Board committees and naming new Committee Chairs, accepting and effecting the resignations of Peter Crowley and Michael Kishbauch, adopting stock ownership guidelines for directors and management, reviewing and revising the Company’s compensation structure and enlisting Korn Ferry to identify two new directors as part of the Board’s ongoing refreshment efforts.

_____________________________

1 Permission to use quotations neither sought nor obtained.

●	ISS agrees with Progenics that shareholders deserve to have full information regarding the compelling transaction with Lantheus before making decisions regarding Board composition.

ISS acknowledges that “Until the company discloses detailed public filings, shareholders will have limited visibility regarding the sales process that resulted in the Lantheus transaction.” Furthermore, ISS points out that “…Lantheus has a qualified management team with radiopharmaceutical experience and a strong track record of delivering value to their shareholders… the company's diversified global isotope supply chain and existing relationships with radiopharmacies could help accelerate the establishment of an optimal operational structure.”

Shareholders deserve a true and fully informed opportunity to vote on the compelling Lantheus transaction that is expected to close in the first quarter of 2020. The transaction offers Progenics shareholders a 35% ownership stake in the combined company with strong prospects for improved top line growth, enhanced operational execution and significant synergy opportunities which would be unavailable to a standalone Progenics.

Velan has proposed a 100-day plan that in reality is just a plan to build a plan. What details are cited in that plan are unrealistic, including, among other things, (i) hiring a top tier CEO in 60 days, (ii) retaining employees despite reducing compensation and headcount, and (iii) closing the Company’s current headquarters with no proposed alternative location. Lantheus, by contrast, already has an integration plan as well as a strong, independent board and management team with deep experience in the development, manufacturing and commercialization of radiopharmaceuticals and an established top-performing organization and infrastructure, all of which together can unlock further value from Progenics’ promising commercial agents and clinical development candidates without using additional leverage or dilutive financings.

ISS fails to acknowledge that the transaction with Lantheus was the culmination of a several-year-long relationship between the two companies, in which discussions regarding a potential strategic transaction began in early 2019 – well before Velan notified Progenics of its intention to nominate director candidates at Progenics’ 2019 Annual Meeting, and before Velan later commenced its “vote no” campaign and its current consent solicitation.

ISS’ recommendation assumes that the dissident nominees will independently evaluate the Lantheus transaction, but it fails to acknowledge that (i) Progenics already has a binding agreement with Lantheus and (ii) the nominees stated in their October 24, 2019 open letter to shareholders that they have already concluded that their plan to build a plan “offers a better path forward” and that “fixing the Company’s current issues” is preferable to entering into the transaction with Lantheus. How can these nominees possibly exercise their fiduciary duties as independent directors if they have already reached this conclusion? How committed are these nominees to proper corporate governance practices more broadly given their close ties to an investor group with questionable securities trading, governance and ethical practices?

The Progenics Board has repeatedly attempted to work constructively with Velan to reach a mutually agreeable settlement, while Velan has proven to be both unwilling and unreasonable, refusing to work collaboratively and in the best interests of all shareholders. Since April 30, 2019, the date we first presented a settlement offer to Velan, Progenics has made six additional proposals to Velan, both before and after the Company’s 2019 Annual Meeting. Our most recent settlement offer would have given Velan similar representation as ISS’ recommendation, but Velan moved the goalposts yet again, stating bluntly that it was only interested in majority control on the Board, and rejected the Company’s offer. We are not opposed to considering Velan’s candidates – though, in fact, our requests to interview them have been denied – but we believe that they should be considered as part of an orderly Board refreshment process or as part of a settlement with customary standstill provisions – not as a result of a disruptive consent solicitation. Shareholders should urge Velan to act reasonably and in good faith to reach an amicable conclusion to these hostilities.

Velan is attempting to take majority control of the Progenics Board and management team without paying shareholders a premium and while forcing them to make an important decision related to the value-maximizing transaction with Lantheus before they have the information to properly evaluate it.

The Progenics Board continues to urge shareholders to support the Company’s Board by signing, dating and returning the enclosed WHITE Consent Revocation Card TODAY. If shareholders receive a Green Consent Card from Velan, please discard it. Shareholders can revoke any previously submitted consents by submitting a later-dated WHITE Consent Revocation card. If you have any questions or require assistance, please contact Progenics’ proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or PGNX@mackenziepartners.com.

About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the proposed transaction between Progenics and Lantheus (the “merger”); the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (xv) uncertainties associated with the consent solicitation engaged in by Velan and certain other participants (the “Velan Consent Solicitation”). More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the SEC, including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the Velan Consent Solicitation, Progenics has filed a definitive consent revocation statement and accompanying WHITE consent revocation card with the SEC, which will also be mailed to Progenics’ stockholders. PROGENICS’ STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE ACCOMPANYING WHITE CONSENT REVOCATION CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain free copies of Progenics’ consent revocation statement, any amendments or supplements to the consent revocation statement, and other documents filed with the SEC by Progenics in connection with the consent revocation solicitation through the website maintained by the SEC at https://www.sec.gov.

In addition, in connection with the proposed merger, Lantheus intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus that also constitutes a prospectus of Lantheus. Each of Progenics and Lantheus also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ internet website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, its directors, executive officers and certain employees may be deemed participants in the solicitation of consent revocations in connection with the Velan Consent Solicitation. In addition, Progenics, Lantheus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.

Information regarding the participants of Progenics in the solicitation of consent revocations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Progenics’ definitive consent revocation statement filed with the SEC on October 8, 2019 in response to the Velan Consent Solicitation. Information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Other information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Investor Contact

Melissa Downs

Investor Relations

(646) 975-2533

mdowns@progenics.com

Additional Investor Contact

Bob Marese / David Whissel

MacKenzie Partners, Inc.

(212) 929-5500

Media Contact

Michael Freitag / James Golden / Clayton Erwin

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

(PGNX-F)